March 23, 2005


via U.S. mail and facsimile (512) 434-8051
Grant F. Adamson
Assistant General Counsel and Assistant Secretary
Temple-Inland Inc.
1300 MoPac Expressway South
Austin, Texas 78746

      Re:	Temple-Inland Inc.
      	Revised Preliminary Proxy Statement on Schedule 14A
      	Filed March 16, 2005

		Supplemental Response Letter dated March 16, 2005 re:
		Soliciting Material Pursuant to Rule 14a-12
		Filed March 16, 2005
		File No. 1-08634

Dear Mr. Adamson:

We have the following comments on the above-referenced filings.

Revised Preliminary Proxy Statement

1. We note your response to prior comment 8(a) of our letter dated March 8, 2005, whereby different companies are used as a basis for assessing the compensation for different executive officers. Please explain to readers the basis for such different treatment.

March 9, 2005 Soliciting Materials Pursuant to Rule 14a-12

General

2. We note that your response to prior comment 2(c) and (g) of our letter dated March 15, 2005. Ensure that your future disclosure clarifies the context for any statistical information and provides the source of that information. For example, explain the manner in which you "outpaced the industry" for six consecutive quarters.

Closing Comments

      Please respond to our comments promptly. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe complying with our comments is not appropriate, please provide the basis for your view in your response letter, which should be filed on EDGAR.

      You should contact Alex Shukhman at (202) 942-2872 for assistance with respect to the foregoing comments and your proxy materials. If you require additional assistance you may contact the undersigned at (202) 942-2962 or, in his absence Nicholas Panos, Special Counsel, at (202) 942-2920. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,




Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions